FEE WAIVER AGREEMENT




Legg Mason Light Street Trust, Inc.
100 Light Street
Baltimore, Maryland  21202

         Re:  Legg Mason Classic Valuation Fund - Fee Waiver/Expense Agreement
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Ladies and Gentlemen:

         Pursuant to the requirements of Section 5 of the Management Agreement dated November 1, 1999 ("Contract") between Legg Mason Light Street Trust, Inc. ("Corporation") and Legg Mason Fund Adviser, Inc. ("LMFA") on behalf of Legg Mason Classic Valuation Fund ("Fund"), LMFA hereby notifies you that it agrees to waive its compensation (and, to the extent necessary, bear other expenses) through February 29, 2004, to the extent that expenses of each class of the Fund (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses) would exceed an annual rate of 1.95% for Primary Class and 0.95% for Institutional Class.

         The   calculation  and  method  of  payment  of  fees  under  this  Fee
Waiver/Expense Agreement will be as described in the Contract.

         We understand and intend that you will rely on this Fee Waiver/Expense Agreement in preparing and filing Registration Statements for the Corporation and the Fund with the Securities and Exchange Commission on Form N-1A, in accruing the Fund's expenses for purposes of calculating its net asset value per share and for other purposes, and we expressly permit you to do so.

                                       Legg Mason Fund Adviser, Inc.


                                       By: /s/ Marc R. Duffy
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                                               Marc R. Duffy
                                               Vice President